SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on March 7, 2006 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a) (2) (xlix)	Presentation on “Balearic Island System” at Mallorca Site Visit: June 9, 2006

Endesa in the Balearic Islands How the Balearic island system works Juan Jaume Director Generation Business in the Balearic Islands 8 June 2006

Index o Introduction o Key parameters o Current Generation assets o Distribution Network o Specifics of an isolated system o Special operating characteristics o Main projects for the future

Introduction Endesa is the sole production, transmission-distribution company in the Balearic Islands. It also sells gas. It acts as a supplier in the deregulated market. The Balearic Islands have two independent, isolated electricity systems: Mallorca-Menorca, with 1,365 nominal MW installed and Ibiza-Formentera, with 258 nominal MW installed The island systems which are essential for the development of the area in which they are located, are different to mainland or larger scale systems given their size, isolation, technical, economic and regulatory conditions.

Index o Introduction o Key parameters o Current Generation assets o Distribution Network o Specifics of an isolated system o Special operating characteristics o Main projects for the future

Key parameters Generation Installed capacity: 1,623 MW Net production: 5,514 GWh Distribution Substations: 38 Transformer Center: 10.173 Lines: 14,892 km Distributed Energy: 5,649 GWh Sales Customers: 0.6 million Customer services: 94% of our customers are less than 10 km away from a customer service centre. 100% are less than 30 km away Energy sold: 5,185 GWh Gas Endesa Gas distributes gas to86,130 customers in the Balearics (536 GW p.a., an 8.5% increase vs. 2004.

Index o Introduction o Key parameters o Current Generation assets o Distribution Network o Specifics of an isolated system o Special operating characteristics o Main projects for the future

Current sites ALCUDIA 510 (4) CAS TRESORER (4) 585 (6) (2) (6) MAHON 47 (3) 121 (3) 168 (6) SON REUS 75 (2) 154 458 612 MALL.-MEN. CABLE Installed capacity (MW): 75 IBIZA 155 (14) 89 (4) 244 (18) IBIZA-FORM. CABLE FORMENTERA 14 (1) 14 (1) INSTALLED CAPACITY (MW b.a. ) TYPE MW GROUPS HEAT 510 (31.4%) 4 DIESEL 202 (12.5%) 17 CCGT 458 (28.2%) 7(2) GAS T. 453 (27.9%) 14 TOTAL 1,623 42 Total installed capacity total (MW):27

Index o Introduction o Key Parameters o Current Generation assets o Distribution network o Specifics of an isolated system o Special operating characteristics o Main projects for the future

Transmission Network (December 2005)



220 kW network
132 kW network
66 kW network
Submarine cable
CIUTADELLA
MERCADAL
DRAGONERA
TO MENORCA
POLLENCA
ALCUDIA 1
ALCUDIA 2
CAN PICAFORT
SA POBLA
SA VINYETA
INCA
BUNYOLA
SON REUS
VALLDURGENT
POLIGONO
LLUBI
SON ORLANDIS
ARTA
CALA MILLOR
ES BESSONS
MANACOR
ANDRATX
PALMA NOVA
ARENAL
LLUCMAJOR
PORTO COLOM
SANTANYI
SANT ANTONI
SANTA EULARIA
IBIZA
FORMENTERA
A - RAFAL
B - STA CATALINA
C - SON MOLINAS
D - COLISEO
E - S. JUAN DE DIOS
F - MARRATXI
G - AIRPORT
H - NUREDDUNA
I - SAN AGUSTIN

8

Medium Voltage Transmission Network (December 2005) Ibiza and Formentera Menorca Mallorca In 2005: 6,086 km of Medium Voltage Network (15 kW) In 2005: 8,060 km of Low Voltage Network

Market Dispersion and Protecting the Land Protected Natural Environments Ibiza and Menorc a Mallorca Buildings > 50 m2 of plant

Market Dispersion and MV Network Requirements

Areas covered (km MW/km2)


1.24
1.05
0.92
0.56
0.51
0.25
km MV / km2
ANDAL. & EXTREM.
ARAGÓN
BALEARICS
CANARIES
CATALONIA

11

Index o Introducton o Key parameters o Current Generation assets o Distribution Network o Specifics of an isolated system o Strong electricity system o Key parameters o Isolated vs extensive system o Special operating characteristics o Main projects for the future

Strong electricity system dispersed or in power plants GENERATORS very different and different geographic CUSTOMERS distribution radial, fenced or mixed allowing correct NETWORK quality of customer supply energy produced equals energy consumed at all Operating bases times (not taking into account losses) as there is no means of storing the electricity

Key parameters FREQUENCY periods by second (Hz) electrical pressure throughout entire network, especially with customers VOLTAGE electricity companies are obliged to keep these prices at their nominal valueQUALITY

Isolated vs extensive system It is not the size of the key parameters which define the system but rather its variations compared to unbalances in the network. A 40 MW interruption produces a frequency change of: Mainland: 0.015 Hz Mallorca-Menorca: 0.80 Hz The difference between both systems is over 55 higher Losing a group: Mainland System: Nuclear generation 1,000 1,000 Peak = 2.6% Trough = 6.0% 2003 38,000 2003 16,546 Island System: Coal generation 130 70 Peak = 14.2% Trough = 25% 2003 914 2003 278 Losing a group means easing the load

Result of previous unbalance in the ISOLATED SYSTEMS ... o o o 49 Hz 48.8 Hz 48.6 HZ Very low utilisation factor (43% in 2005) In order to offset this deficiency: Primary reserve (margin in each generator) Secondary reserve (higher variable cost of generator margin) Third reserve (group stopped) GENERATORS unable to respond immediately to this load in order to aid recovery, it is necessary to reduce the system's load to 49 Hz (partial blackout in some point of network) NETWORK To protect upsurge in small group (37.5 MW) To protect upsurge in medium-sized group (70 MW) To protect upsurge in large group (130 MW)

Conclusions o Sharp frequency changes for the same load is around 55 higher than on the mainland o The loss or surge of a generation group almost inevitably means easing the load o Any change in the network frequency leads to capacity changes in the groups (no fewer than 30 incidents a year)

Index o Introducton o Key parameters o Current Generation assets o Distribution Network o Specifics of an isolated system o Special operating characteristics o Supply quality o Main projects for the future

Supply quality The Balearic Islands, which mainly depend on tourism, are very sensitive to their international image and, therefore, the quality of its basic services The Interruption Time should be no higher than on the mainland although there, only T+D contribute to this whereas in the islands, generation also contributes. In order to keep the LOLE below 0.1 days/year a costly capacity reserve is required

Interruption time Balearic Islands Endesa Mainland 7:29 4:08 72% Not forecast 34% Own 3:13 2:463:20 2:57 Programmed 2:30 0:55 1:20 0:41 0:31 0:50 0:18 1:37 2:09 2:13 Generation 2:25 1:52 0:34 0:32 0:21 2003 2004 2005 2003 2004 2005 Despite the peculiarities of the Balearic system, the quality has continued to improve in recent years and is now the same as on the mainland

Other peculiarities Primary energies limited Stranded costs and maintenance of operation Size of units Sites and infrastructures o The lack of certain energy sources makes introducing certain technologies impossible o Generation groups distributed over 5 sites: Alcudia, Son Reus, Cas Tresorer, Ibiza, Mahon plus a gas turbine in Formentera remote controlled from Ibiza o Varied technologies: steam -coal, diesel, open cycle gas turbine, CCGT to meet demand o Small unit size of groups in order to conform with daily load curve, seasonability and operational limits of larger group o New sites difficult to find o Ports in the Balearics are overloaded, making entry and logistics of fuels expensive

Other peculiarities Variations in demand ..Demand monitoring means load at base groups must be reduced to minimum every night throughout the year ..The seasonability of demand detracts from capacity usage 350000 400000 450000 500000 550000 600000 ene feb mar abr may jun jul ago sep oct nov dic MWh-50 0 50 100 150 200 250 300 350 400 450 500 550 600 650 700 750 800 850 900 950 1.000 1.050 1.100 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 HOURMW Cables Coal steam Purchases Diesel CCGT Gas turbine No Supplied by Endesa Daily coverage 11/04/2005 Annual demand (2005)

Index o Introducton o Key parameters o Current Generation assets o Distribution Network o Specifics of an isolated system o Special operating characteristics o Main projects for the future o Increase generation capacity o Electricity interconnections o Gas interconnections

Increase generation capacity 2007 2008 2009 2010 2011 MALLORCA 1 CC Steam 1 Gas T. 75MW 1 Gas T. 75MW turbine 75MW MENORCA 1 Gas T. 40MW IBIZA 2 Diesel 18MW 1 Gas T. 40MW ..No reductions are forecasted for the period indicated ..All of the groups are included in the review of the Balearic Energy Sector Plan. ..All of the planned incorporations in Mallorca (combined cycles) relate to the new Ca's Tresorer site included in the review of the Balearic Energy Sector Plan

Interconnections Torrent Sagunto Palma Santa Ponsa 2011 2007 2008 ELECTRICITY MALLORCA-IBIZA IBIZA-FORMENTERA BALEARICS-MAINLAND Year Capacity Voltage kmkW kW 2008 100 132 120 ca 2007 1x50 66 30 ca 2011 2x220 ?? 250 cc Conversion Stations GAS Year Pressure (b) MALLORCA-DENIA 2008 220 (underwater) 80 (land) " km 20 267 (underwater) (underwater) 24 65 (underwater) (underwater)

8 June 2006 Endesa in the Canary Islands

Key parameters Generation Installed capacity: 2.202 MW Net production: 7.950 GWh Distribution Substations: 117 Transformer Center: 9.515 Lines: 23.405 km Distributed Energy: 8.548 GWh Sales Customers: + 1 million Customer services: 89% of our customers are less than 10 Km away from a customer service center. 99% are less than 30% Km away Energy sold: 7.926 GWh

ARONA 50 (2) JINAMAR 233 (5) 84 (5) 99 (3) 416 (13) BCO. TIRAJANA 160 (2) SALINAS 108 (9) 79 (3) 187 (8) PTA. GRANDE 114 (8) 63 (2) 177 (10) CANDELARIA 160 (4) 36 (3) 92 (3) 288 (10) GRANADILLA 160 (2) 48 (2) 81 (2) 225 (1) 514 (7) MULATO 0.8 (1) EL PALMAR 22 (9) LLANOS BLANCOS 11 (9) LOS GUINCHOS 54 (8) 24 (1) 80 (9) INSTALLED CAPACITY (MW b.a. ) TYPE MW GROUPS 713 (32,3%) 475 (21,7%) 563 (25,6%) 1 (00,0%) 450 (20,4%) 2.201 13 53 18 1 2 87 HEAT DIESEL GAS T. HYDRO CCGT TOTAL LANZ.-FUER. CABLE Capacity (MW): 16 Current sites 75 (2) 225 (1) 460 (5)

SAIDI Canary Islands Endesa Mainland 46% 34% 4:21 1:07 0:19 0:29 0:09 0:54 0:17 2:20 1:42 1:54 2:31 2:20 3:20 Not forecast 0:34 2:46 2:57 Own Programmed 0:32 2:25 2:13 Generation 0:21 1:52 2003 2004 2005 2003 2004 2005 As of the Balearic system, despite its peculiarities, the Canary system reaches mainland's indexes

Increase generation capacity LANZAROTE FUERTEVENTURA LA PALMA TENERIFE G. CANARIA GOMERA EL HIERRO 2007 2008 2009 1 Diesel 18MW 1 Diesel 18MW 1 Diesel 18MW 1 Diesel 30MW 1 T. Gas 15 MW 1 T. Gas 46 MW (Los Vallitos) 1 T. Steam 75 MW 1 T. Gas 75 MW (CCGT Tirajana 2) (CCGT Tirajana 3) 1 Diesel 3,5 MW 1 Diesel 2 MW 2010 1 Diesel 30MW 1 Diesel 3,5 MW 2011 1 Diesel 30MW 1 T. Gas 75 MW (CCGT Granadilla) o Shutdown of a 14 MW electric generating set in 2007 Playa Blanca (Lanzarote- Fuerteventura). o All the expected groups are included in the Canary Sectorial Plan review.

Disclaimer This presentation contains certain "forward-looking statements" regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict. The principal assumptions underlying these forecasts and targets relate to economic, market and regulatory environment. In addition to other factors described under "Risk Factors" in our annual report on Form 20-F for the most recent fiscal year and in the Documento Registro de Acciones presently in force registered with the Comision Nacional de Valores, the following important factors could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; the impact of more stringent regulations and the inherent environmental risks relating to our business operations; any delays in or failure to obtain necessary regulatory, antitrust and other approvals, or any conditions imposed in connection with such approvals; opposition or actions of partners, competitors and political or ethnic groups; adverse changes in the political and regulatory environment; adverse weather conditions; natural disasters, accidents or other unforeseen eventsNo assurance can be given that the forward- looking statements in this document will be realized. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Endesa in the Balearic Islands How the Balearic island system works Juan Jaume Director Generation Business in the Balearic Islands 8 June 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Date: June 9th, 2006	By:	/s/ Álvaro Pérez de Lema

Title: Manager of North America Investor Relations